Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and gains and losses related to retiring certain debt early. We have calculated the ratio of earnings to fixed charges by adding net income to fixed charges and dividing that sum by such fixed charges.

	Year ended December 31,					Three months ended March 31,
(in thousands, except for ratios)	2011	2012	2013	2014	2015	2015	2016
Net income	$52,606	$120,698	$172,521	$221,349	$233,315	$43,052	$58,196
Interest expense(1)	86,899	106,096	92,048	126,869	183,208	43,089	39,652
Income before fixed charges	$139,505	$226,794	$264,569	$348,218	$416,523	$86,141	$97,848
Capitalized interest	$139	$240	$190	$—	$3,701	$20	$1,720

Interest expense(1)	86,899	106,096	92,048	$126,869	$183,208	$43,089	$39,652
Total fixed charges	$87,038	$106,336	$92,238	$126,869	$186,909	$43,109	$41,372

Earnings/fixed charges coverage ratio	1.6x	2.1x	2.9x	2.7x	2.2x	2.0x	2.4x

(1)Includes interest refinancing costs, gains and losses on refinancing and amortization of deferred financing costs.